SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 November 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Third Quarter Americas RevPAR Growth Announcement dated 24 October 2011
99.2 Total Voting Rights dated 31 October 2011
99.3 Blocklisting Application dated 4 November 2011

Exhibit No: 99.1

24 October, 2011

InterContinental Hotels Group PLC announces Third Quarter Americas RevPAR Growth at Annual Conference for Hotel Owners

InterContinental Hotels Group's ("IHG") annual conference for hotel owners in the Americas region commences this week.  Details of revenue per available room (RevPAR) for IHG's brands in the US and Americas for July, August and September 2011, for the third quarter 2011 and for the nine month period to 30 September 2011 will be disclosed at this conference and are tabled below.

The US industry experienced record levels of room night demand in the third quarter as leisure travellers remained resilient through the summer and demand from business travellers stayed strong. IHG comparable US RevPAR grew 8.0% in the third quarter driven by occupancy growth of 3.0 percentage points and rate growth of 3.4%, an improvement from Q2 rate growth of 2.8%.

On a total RevPAR basis, which includes the benefit of new hotels and therefore allows a direct comparison to the Smith Travel industry data, IHG third quarter US RevPAR grew 9.5%, outperforming the US industry up 7.9%.  On this same basis, Holiday Inn and Holiday Inn Express RevPAR grew 10.4% and 9.2% respectively, outperforming the US upper midscale segment due to the continued benefits of the Holiday Inn relaunch.

IHG's full third quarter results will be announced at 7am UK time on 8 November when further commentary will be provided.

US Comparable RevPAR Growth (constant currency)	July 2011	August 2011	Sept 2011*	Third Quarter 2011	Nine months to 30 Sept 2011
InterContinental	7.1%	10.6%	10.8%	9.5%	11.1%
Crowne Plaza	4.1%	7.6%	9.6%	7.0%	6.4%
Holiday Inn	6.4%	6.6%	8.3%	7.1%	7.2%
Holiday Inn Express	7.3%	8.6%	10.4%	8.7%	8.5%
Staybridge Suites	6.1%	5.6%	7.3%	6.3%	8.5%
Candlewood Suites	10.5%	10.9%	11.0%	10.8%	10.5%
Hotel Indigo	9.9%	9.6%	13.0%	10.8%	15.6%
Total US	6.7%	7.9%	9.5%	8.0%	8.1%
*Note that September results benefited from the impact of change in timing of certain religious holidays which impact the results of September and October.

Americas Comparable RevPAR Growth (constant currency)	July 2011	August 2011	Sept 2011*	Third Quarter 2011	Nine months to 30 Sept 2011
InterContinental	6.8%	8.0%	10.2%	8.4%	8.5%
Crowne Plaza	3.6%	6.2%	8.0%	5.9%	5.7%
Holiday Inn	6.5%	6.3%	7.5%	6.7%	6.7%
Holiday Inn Express	7.2%	8.3%	10.1%	8.5%	8.2%
Staybridge Suites	6.0%	5.4%	7.6%	6.3%	8.7%
Candlewood Suites	10.6%	10.7%	10.9%	10.7%	10.5%
Hotel Indigo	10.2%	8.6%	12.9%	10.6%	14.8%
Total Americas	6.6%	7.3%	8.9%	7.6%	7.6%
*Note that September results benefited from the impact of change in timing of certain religious holidays which impact the results of September and October.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1895 512 176
Media Affairs (Fiona Gornall, Joanna Cheok):	+44 (0)1895 512 112

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® . IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 61 million members worldwide.

IHG is the world's largest hotel group by number of rooms and franchises, leases, manages or owns over 4,400 hotels and more than 656,000 guest rooms in 100 countries and territories, and has more than 1,100 hotels in its development pipeline.

IHG expects to recruit around 160,000 people worldwide over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc orwww.youtube.com/ihgplc.

Exhibit No: 99.2

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 October 2011, InterContinental Hotels Group PLC's issued share capital consists of 290,350,198 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 290,350,198.

The above figure, 290,350,198, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

31 October 2011

Exhibit No: 99.3

4 November 2011
InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 160,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal
4 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	04 November 2011